UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 24, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Trading statement for the year ended 30 June 2022

Johannesburg, Wednesday, 24 August 2022. In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited ("JSE"), a company listed on the JSE is required to publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous comparable period.

Peter Steenkamp, chief executive officer of Harmony, provides the following context: “As we continue to grow and diversify production, capital expenditure must remain disciplined, focused and affordable. We continue to optimise our existing operations and asset mix, reallocating capital towards those projects and operations that will deliver the highest possible returns, while lowering the overall risk profile of Harmony. Not only will we prioritise investment in our high-grade assets, we will achieve a more balanced production split and ensure all of our mines are safe and profitable.”

“We have therefore taken the tough decision to restructure Tshepong Operations. Going forward, Tshepong Operations will be reported on separately as Tshepong North and Tshepong South. The Tshepong North
sub-75 project has therefore been suspended and the life-of-mine reduced from 19 years to seven years. This restructure will create a smaller but immediately profitable operation going forward. The capital which was earmarked for Tshepong North will be reallocated to projects delivering higher returns such as the Zaaiplaats project and the Kareerand tailings expansion in the Vaal River region. This was not an easy decision but it was necessary to ensure we continue to mine sustainably and profitably”, Steenkamp concluded.

Expected basic and headline earnings for the financial year ended 30 June 2022 ("FY22")

Shareholders of Harmony are advised that a reasonable degree of certainty exists that basic earnings for FY22 will be lower than for the year ended 30 June 2021 ("the previous comparable period" or "FY21") primarily due to:

•A non-recurring gain on bargain purchase of R303 million (US$18 million) in FY21, which was due to the acquisition of the assets and liabilities of Mponeng operations and related assets;
•a decreased gross profit as a result of higher production costs, as well as a higher impairment loss that has been recognised on property, plant and equipment and goodwill;
•a translation loss on the US$ denominated debt at 30 June 2022, compared to a gain at 30 June 2021; and
•a lower derivative gain recorded in FY22 compared to FY21.

The loss incurred in the current financial period was partially offset by the movement in the taxation expense from an expense in FY21 to a credit in FY22, due to a decline in taxable income, a decrease in the deferred tax rates and the impact of impairments recognised.

Earnings per share is expected to be between a loss of 160 and 189 South African cents per share – which is a decrease of more than 100% on the earnings of 842 South African cents per share for the previous comparable period. In US dollar terms, the earnings per share is expected to be between a loss of 8 and 9 US cents per share, which is a decline of more than 100% on earnings of 54 US cents per share reported for the previous comparable period.

Headline earnings per share is expected to be between 461 and 549 South African cents, which represents a decrease of between 53% and 44% from the headline earnings per share of 987 South African cents reported in the previous comparable period. In US dollar terms, the headline earnings per share is expected to be between 30 and 35 US cents per share, which is a decrease of between 53% and 45% on the headline earnings of 64 US cents per share reported for the previous comparable period.

The movements in earnings for FY22 compared to FY21 are due mainly to:

Production costs

Production costs increased mainly due to the inclusion of Mponeng and its related assets' operating costs for a full year compared to nine months in FY21. Inflationary increases also affected various facets such as labour, consumables and electricity costs. Overall, all-in sustaining cost for the group was marginally higher than the guidance range for FY22 of R805 000/kg to R835 000/kg.

Impairment

Following an assessment for impairment triggers, impairment tests were performed for the group's cash generating units (“CGUs”). Impairment of R4 433 million (US$273 million) for property, plant and equipment and goodwill was recorded, of which R333 million (US$21 million) related to goodwill. Impairments were recognised on the following CGUs:

Year ended
Figures in million	30 June 2022
Tshepong Operations	3 622
Moab Khotsong*	522
Kusasalethu	145
Bambanani**	144
Total impairment	4 433
*     R302 million recognised against goodwill
** R31 million recognised against goodwill

The impairments were primarily due to the following:

•The restructuring of the Tshepong Operations resulted in two separate CGUs being tested for impairment purposes, being Tshepong South and Tshepong North. Certain reserves were moved to the resource base for the CGUs and this resulted in discounting having a more significant impact on the valuation of the operations. Furthermore, this restructuring required reinvestment in Tshepong South's infrastructure to deal with flexibility constraints with an increase in its capital expenditure;
•Cost increases were seen across all CGUs as a result of inflationary pressures. This impact was significant to the Tshepong South, Tshepong North and Moab Khotsong CGUs, where it contributed to the impairment recognised;
•The main cause of impairment for Bambanani was the operation's closure date being moved forward to 30 June 2022 as a result of increased seismicity and prioritising the safety of our people. The impairment was recognised at 31 December 2021; and
•Kusasalethu has two years of mining left. Safety considerations during the planning process resulted in the revised life-of-mine plan, which includes a decrease in planned tonnes and grade.

Foreign exchange rate movement impact

A foreign exchange translation loss of approximately R327 million (US$21 million), compared to a R670 million gain (US$44 million) in FY21, is predominantly attributable to the Rand weakening against the US dollar.

Included in FY22 were derivative gains of close to R53 million
(US$3 million) compared to gains of R1 022 million (US$66 million) in FY21. The lower derivative gains are primarily as a result of the weakening of the Rand exchange rate against the US Dollar relative to the average cap rate of the foreign exchange derivatives and the reduction of open positions during FY22.

Taxation

The factors above resulted in lower income taxes in FY22 as compared to FY21.

The US dollar translation for the amounts disclosed above was done at the annual average exchange rate for each year’s information, except for impairments and the gain on bargain purchase, where the spot rates on the date of the transactions were used.

The financial information on which this trading statement has been based has not been reviewed or reported on by Harmony’s external auditors.

Harmony will publish its financial results for the year ended 30 June 2022 on Tuesday, 30 August 2022. Please see Harmony’s website for more details: www.harmony.co.za

For more details, contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
24 August 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS

This market release contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this market release and the exhibits, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this market release.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere (including as a result of the coronavirus disease ("COVID-19” or “pandemic”); estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged HDSAs in management positions; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health and safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates any further downgrade of South Africa’s credit rating; and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company’s latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company’s other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this market release or to reflect the occurrence of unanticipated events, except as required by law. The foregoing factors and others described under “Risk Factors” should not be construed as exhaustive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 24, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director